SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: September 11, 2007
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: September 11, 2007	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

September 11, 2007
IVANHOE MINES SECURES INTERIM CONVERTIBLE
LINE OF CREDIT OF UP TO US$350 MILLION FROM RIO TINTO
IVANHOE WELCOMES EXPANDED RIO TINTO COMMITMENT
TO DEVELOPMENT OF THE OYU TOLGOI PROJECT
SINGAPORE — John Macken, President and CEO of Ivanhoe Mines, and Peter Meredith, Deputy Chairman, announced today that Ivanhoe Mines has arranged access to up to US$350 million in the form of a non-revolving, convertible credit facility to be provided by Rio Tinto, Ivanhoe’s strategic partner in the Oyu Tolgoi copper-gold project in Mongolia’s South Gobi Region.
The credit facility is an interim measure that will help to maintain the momentum of ongoing mine development activities at Oyu Tolgoi while Ivanhoe and Rio Tinto co-operate with Members of the Mongolian Parliament to achieve a satisfactory conclusion of an Investment Agreement between Ivanhoe Mines and the Government of Mongolia as the representative of the national interest.
Mr. Macken said that Ivanhoe welcomed Rio Tinto’s expanded commitment and increasing involvement through its industry-leading technical, financial and environmental expertise in support of the Oyu Tolgoi Project.
“Ivanhoe Mines has invested more than $600 million since 2000 in exploration and development activities that have advanced the Oyu Tolgoi project and demonstrated Mongolia’s capacity to use its mineral resources to build a robust, diversified economy for its citizens and create thousands of jobs for present and future generations.
“Our preparations for a start on construction of the first of two planned mines at Oyu Tolgoi will result in the spending of more than $40 million a month during the second half of this year if the Investment Agreement is concluded promptly. In the meantime, the protracted legislative process of approving an Investment Agreement to create a long-term, stable tax and regulatory environment in compliance with Mongolian law has prompted us to secure interim financing from our partner,” Mr. Macken said.
“The credit facility will permit site preparations and final design to continue through the coming months. It will help to mitigate impacts on the construction schedule while Members of Parliament complete their review of the Investment Agreement. It also will maintain the interests of shareholders, our employees and contractors and suppliers. But we also are facing the reality that without the support and prompt action by Members of Parliament to ensure timely approval of the Investment Agreement, we will have to curtail our investment and suspend much of the planned development work at Oyu Tolgoi.”

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The draft Investment Agreement that was completed by the Mongolian Government’s Working Group and the negotiating team for Ivanhoe Mines and Rio Tinto in April and reviewed by the Cabinet in June currently is before Mongolia’s State Great Hural (National Parliament). The draft agreement is being reviewed by a newly established working group comprised of Members of Parliament from the Standing Committee on the Economy, which is expected to report to Parliament’s autumn session this year. The parliamentary review and approval are the final steps to complete the Investment Agreement process that started more than eight months ago.
Under its strategic partnership agreement signed with Ivanhoe in October last year, Rio Tinto made an initial investment in the equity of Ivanhoe Mines of approximately US$303 million to acquire a 9.95% interest in Ivanhoe. As part of the 2006 partnership agreement, Rio Tinto also agreed to take up a second tranche private placement, for additional proceeds to Ivanhoe of US$388 million, following the satisfactory conclusion of an Oyu Tolgoi Investment Agreement with the Government of Mongolia. Amounts drawn down from the non-revolving convertible credit facility announced today, plus accrued interest, may be repaid from the second tranche private placement financing when it occurs, or may be converted.
The 2006 Ivanhoe-Rio Tinto agreement provided that Rio Tinto’s investment in Ivanhoe could increase, under defined conditions, to up to approximately US$1.5 billion. Under the 2006 agreement, Rio Tinto was limited to owning no more than 40% of Ivanhoe until October 18, 2011.
However, under the terms of the new credit facility, Rio Tinto’s total investment in Ivanhoe may now reach US$2.3 billion. Ivanhoe also has increased the maximum percentage of Ivanhoe equity that Rio Tinto can own in Ivanhoe during the original five-year standstill period, expiring October 18, 2011, to 46.65% from 40%, and granted Rio a right of first offer on future equity placements.
Under the terms of the agreement, Rio Tinto would own 256,247,400 shares of Ivanhoe Mines, representing 43.13% of issued and outstanding shares, if Ivanhoe Mines chooses to take down the maximum amount available under the credit facility and Rio Tinto converts all debt and interest into stock and exercises all of its warrants. Rio Tinto could use market purchases of Ivanhoe stock to make up the balance of the 46.65% permitted under the standstill agreement.
The Rio Tinto line of credit will help to ensure that long lead-time mining equipment such as trucks, tires, electric motors and ball mills, and development work on shafts #1 and #2 at Oyu Tolgoi, will remain on schedule pending a satisfactory conclusion of an Investment Agreement with the Mongolian Government.
The credit facility will bear interest at LIBOR plus 3.3% per annum, payable quarterly. The credit facility matures on, and is repayable in full by, September 12, 2010. Prior to or on maturity, the principal amount of the credit facility, or any portion, will be convertible into common shares of Ivanhoe Mines at the conversion price of US$10 per share, being the five-day volume-weighted average price of the Ivanhoe Mines’ shares as of September 10, 2007.

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The maximum number of Ivanhoe shares that would be issued under this conversion facility — assuming Ivanhoe makes no cash payments for principal or interest — is 35,000,000 on conversion of principal amount of the credit facility and 10,800,000 on conversion of any remaining accrued interest. In addition, Ivanhoe Mines has granted Rio Tinto Class C warrants to purchase 35 million shares exercisable at US$10.00 and expiring September 12, 2012. These warrants are exercisable on a pro-rata basis to the amount of the credit facility that is drawn down.
Ivanhoe Mines has agreed to use no less than 95% of the proceeds from the credit facility exclusively on the Oyu Tolgoi Project in accordance with an Operations Budget and Plan, which is to be mutually agreed to by Ivanhoe and Rio Tinto. No part of the credit facility will be spent on any project located outside Mongolia. If there is no satisfactory conclusion of an Investment Agreement between Ivanhoe and the Mongolian Government before a date to be mutually agreed to by Ivanhoe and Rio Tinto, the proceeds of the credit facility then would be used to implement a Suspension Plan that would provide for an orderly cessation of operations and the ongoing care and maintenance of the Oyu Tolgoi Project.
Completion of the convertible credit facility transaction is subject to receipt of all necessary regulatory approvals.
Information contacts:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755
FORWARD-LOOKING STATEMENTS: This document includes forward-looking statements regarding Ivanhoe Mines’ plans. Forward-looking statements include, but are not limited to, statements concerning the amounts drawn down by Ivanhoe from the non-revolving convertible credit facility, the planned monthly spending at Oyu Tolgoi, Rio Tinto’s potential total investment in Ivanhoe, the proposed second tranche private placement, exercise of warrants, receipt of a long-term investment agreement for Oyu Tolgoi and the development of the Oyu Tolgoi Project. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.